April 5, 2011

VIA EDGAR AND FEDERAL EXPRESS DELIVERY

Mr. David Lyon
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	First Connecticut Bancorp, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171913

Dear Mr. Lyon:

On behalf of First Connecticut Bancorp, Inc. (the “Company”), we are submitting this supplemental response to the staff’s comment letter dated February 24, 2011 in connection with Company’s Registration Statement on Form S-1 initially filed by the Company on January 28, 2011 (the “Registration Statement”), as amended by that certain Pre-Effective Amendment No. 1 to Registration Statement filed on March 28, 2011 (the “Amended Registration Statement”).

In connection with our initial response, we failed to include a revised Exhibit 5.1 in response to the staff’s Comment No. 23.  We have attached a copy of the revised Exhibit 5.1 with this letter.  In addition, we plan to revise our disclosure to your Comment No. 1 in substantially the form as indicated below.  We will file the revised Exhibit 5.1 and updated disclosure to the staff’s Comment No. 1 as part of a Pre-Effective Amendment No. 2 to Registration Statement to be filed after addressing any additional comments to the Amended Registration Statement received from the staff.

Summary

1.
Under the appropriate subheading in the summary, please set out the fact that nonperforming loans have been increasing at a significantly greater rate than total assets and total loans since 2005 and give your understanding of the underlying reasons for this situation.  Provide the same information with respect to the decline in year end income since 2005.  Note also for your MD&A section.

Revised Response to Comment No. 1:

We have increased assets over the past five years and, since 2008, emphasized commercial lending. However, commercial loans as a percentage of our total loans has declined over the past five years as a result of increases in home equity loans, our purchase of residential real estate loans as investments, stricter underwriting standards (which results in our turning down certain loans) and capital constraints, as well as deteriorating economic factors experienced over the past few years. During that five year period we have also experienced an increase in our nonperforming loans and declines in our net income until 2010. In 2006 and 2007, this occurred despite withdrawals from our loan loss provision and partially because of a significant decline in our net interest margin. We experienced more significant drops in net income and, due principally to economic factors, a significant increase in the loan loss provisions resulting from weakening credit quality and impairment of securities beginning in 2008 and continuing in 2009 before achieving a significant improvement in 2010. We believe the improvement in 2010 was the result of stabilizing economic conditions and the realization of process improvements and asset growth implemented since the management change beginning in 2008.

Mr. David Lyon
U.S. Securities and Exchange Commission
April 5, 2011

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope.  If you have any questions concerning this submission, please contact the undersigned at (860) 331-2626.

Very truly yours,

Hinckley, Allen & Snyder LLP

/s/ William W. Bouton

William W. Bouton, III

Enclosures

cc:	Michael Seaman, U.S. Securities and Exchange Commission
David Irving, U.S. Securities and Exchange Commission
Marc Thomas, U.S. Securities and Exchange Commission
John J. Patrick, Jr., Farmington Bank
Gregory A. White, Farmington Bank
Patricia A. McJoynt, Keefe Bruyette & Woods, Inc.
Kent Krudys, Luse Gorman Pomerenk & Schick, P.C.
Robert Lipsher, Luse Gorman Pomerenk & Schick, P.C.
Keith Olsen, PricewaterhouseCoopers
Kara Williams, PricewaterhouseCoopers
William Pommering, RP Financial, LC.
Gregory Dunn, RP Financial, LC.

Exhibit 5.1

March 28, 2011

First Connecticut Bancorp, Inc.
One Farm Glen Boulevard
Farmington, CT 06032

Ladies and Gentlemen:

We have acted as counsel to First Connecticut Bancorp, Inc., a Maryland corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended, by the Company of an aggregate of 17,880,200 shares of Common Stock, $0.01 par value per share (the "Shares"), of the Company and the related preparation and filing by the Company with the Securities and Exchange Commission of a Registration Statement on Form S-1 (the "Registration Statement").  In rendering the opinion set forth below, we do not express any opinion concerning the laws of any jurisdiction other than the federal law of the United States of America and the law of the State of Maryland.

We have examined and relied upon originals or copies, certified or otherwise identified, of such documents, corporate records and other instruments, and have examined such matters of law, as we have deemed necessary or advisable for purposes of rendering the opinion set forth below.  As to matters of fact, we have examined and relied upon the representations of the Company contained in the Registration Statement and, where we have deemed appropriate, representations or certificates of officers of the Company or public officials and we have made no independent verification or investigation of the factual matters set forth therein.  We have assumed, with your consent, the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all documents submitted to us as facsimile, certified, or photostatic copies and the authenticity of the originals of such copies.

Based on the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that, the Shares to be issued and sold by the Company have been duly authorized by the requisite corporate action on the part of the Company and, when issued and sold as contemplated in the Registration Statement, will be validly issued and outstanding, fully paid and non-assessable.

In rendering the opinion set forth above, we have not passed upon and do not purport to pass upon the application of securities or "blue-sky" laws of any jurisdiction (except federal securities laws).

This opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated. The opinion set forth herein is rendered as of the effective date of the Registration Statement.

We consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the Prospectus which is part of such Registration Statement.

Very Truly Yours,

/s/ Hinckley, Allen & Snyder LLP
HINCKLEY, ALLEN & SNYDER, LLP